錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2007 MAY -2 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HANNY
VISIONS AHEAD

082-03638

Date: 4 April 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.


07023164

BEST AVAILABLE COPY

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith the following documents of the Company for filing under the ISIN US 41068T2087:-

1. a copy of the joint announcement dated 3 April 2007 issued by ITC Corporation Limited, See Corporation Limited and the Company regarding the despatch of circular advertised in The Standard (English version) and Hong Kong Economic Journal (Chinese version) on 4 April 2007; and

2. a circular dated 4 April 2007 regarding the discloseable transaction in relation to the undertaking, the underwriting agreement and application for the whitewash waiver.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p.

Florence Kam
Company Secretary
/vw

Encls.

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

香港中環夏慤道12號美國銀行中心31樓
31/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

O:\Hanny 2007\Correspondence\Letter\SEC US\Sundry\Apr 07.doc

BEST AVAILABLE COPY

BEST AVAILABLE COPY

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or i reliance upon the whole or any part of the contents of this announcement.



漢傳媒集團有限公司*

SEE CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 491)


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

ITC

ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 372)

DESPATCH OF CIRCULAR AND EXPECTED TIMETABLE IN RELATION TO THE PROPOSED RIGHTS ISSUE

DESPATCH OF CIRCULAR

DESPATCH OF CIRCULAR

On 2 April 2007, the Underwriter and Taifook Securities Company Limited entered into the Placing Agreement for the purpose of ensuring that no less than 25% of the issued share capital of the Company will be held by the public under Rule 8.08 of the Listing Rules immediately upon the completion of the Rights Issue. In order to reflect the terms of the Placing Agreement in the circular of the Company, the Company has applied for a waiver from the strict compliance with Rule 8.2 of the Takeovers Code by extending the despatch date of the circular of the Company to no later than 4 April 2007.

The circular of the Company containing, among other things, (i) details of the Rights Issue and the Whitewash Waiver; (ii) a letter of recommendation from the independent board committee to the Independent Shareholders regarding the Rights Issue and Whitewash Waiver; (iii) a letter of advice from Hercules Capital Limited, the independent financial adviser to the Independent board committee and the Independent Shareholders on the Rights Issue and Whitewash Waiver; and (iv) notice of the SGM of the Company will be despatched to Shareholders on 4 April 2007. Details of the expected timetable of the Rights Issue are also included in this announcement.

The circulars of Hanny and ITC containing, among other things, details of the Hanny's Undertaking, the Underwriting Agreement, the Placing Agreement and the Whitewash Waiver will be despatched to the shareholders of Hanny and ITC respectively on 4 April 2007.

The Rights Issue is conditional, inter alia, upon the fulfillment of the conditions set out under the section headed "Conditions of the Rights Issue" of the circular of the Company. In particular, the Rights Issue is conditional upon the approval of the Independent Shareholders at the SGM by way of poll. The Rights Issue is conditional on the Whitewash Waiver having been granted by the Executive. The Rights Issue is also subject to the Underwriter not terminating the Underwriting Agreement. Accordingly, the Rights Issue may or may not proceed.

Any dealing in the Shares from the date of this announcement up to the date on which all the conditions of the Rights Issue are fulfilled, and any dealing in the Rights Shares in their nil-paid form will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed. Any Shareholders or other persons contemplating any dealings in the Shares or the Rights Shares in their nil-paid form are recommended to consult with their own professional advisers.

Reference is made to the joint announcement of the Company, Hanny and ITC dated 13 March 2007 (the "Joint Announcement") in relation to, among other things, the Rights Issue and the Whitewash Waiver. Terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

THE PLACING AGREEMENT

For the purpose of ensuring the public float of the Company upon completion of the Rights Issue, the Underwriter and Taifook Securities Company Limited (the "Placing Agent") entered into a placing agreement (the "Placing Agreement") on 2 April 2007, pursuant to which the Placing Agent agreed to act as the agent for Hanny to procure placees for or failing which, itself to purchase up to 70,000,000 Rights Shares at HK$0.2 each. In the event that the Placing Agent is required to subscribe for 70,000,000 Shares, the Placing Agent shall as soon as practicable place down the Shares through sub-placees to ensure that the shareholding of the Placing Agent in the Company to be no more than 10%. As a result of the Placing Agreement and on the basis that the Placing Agent is not required to subscribe fully for 70,000,000 Shares, no less than 25% of the issued share capital of the Company will be held by the public under Rule 8.08 of the Listing Rules immediately upon the completion of the Rights Issue.

DELAY IN DESPATCH OF CIRCULAR OF THE COMPANY

Pursuant to Rule 8.2 of the Takeovers Code, the Company is required to despatch a circular in relation to, among other things, the Company's proposed Rights Issue involving the application for the Whitewash Waiver by Hanny to the Shareholders within 21 days after the date of the Joint Announcement, which is on or before 3 April 2007. In order to reflect the terms of the Placing Agreement in the circular of the Company, the Company has made an application to the Executive for extension of time for despatch of the circular of the Company from 3 April 2007 to 4 April 2007.

DESPATCH OF CIRCULARS

The circular of the Company containing, among other things, (i) details of the Rights Issue and the Whitewash Waiver; (ii) a letter of recommendation from the independent board committee to the Independent Shareholders; (iii) a letter of advice from Hercules Capital Limited, the independent financial adviser to the independent board committee and the Independent Shareholders on the Rights Issue and the Whitewash Waiver; and (iv) notice of the SGM of the Company will be despatched to Shareholders on 4 April 2007.

The circular of Hanny containing, among other things, details of the Hanny's Undertaking, the Underwriting Agreement, the Placing Agreement and the Whitewash Waiver will be despatched to the shareholders of Hanny on 4 April 2007.

The circular of ITC containing, among other things, details of the Hanny's Undertaking, the Underwriting Agreement, the Placing Agreement and the Whitewash Waiver will be despatched to the shareholders of ITC on 4 April 2007.

EXPECTED TIMETABLE

Set out below is an indicative timetable for the implementation of the Rights Issue. The timetable is subject to the results of the SGM and other changes in accordance with any agreement to be made between the Company and the Underwriter. The Company will notify Shareholders of any changes to the expected timetable by way of press announcement(s) as and when appropriate. Shareholders are recommended to consult their licensed securities dealers, registered institution in securities, other licensed corporations, bank managers, solicitors, professional accountants or other professional advisers if they are in any doubt about the arrangements described below.

	2007
Last day of dealings in the Shares on a cum-rights basis	Friday, 13 April
Commencement of dealings in the Shares on an ex-rights basis	Monday, 16 April
Latest time for lodging transfers of Shares to be entitled for the Rights Issue	4:00 p.m. on Tuesday, 17 April
Book close period to determine the entitlements under the Rights Issue (both dates inclusive)	Wednesday, 18 April to Monday, 23 April
Latest time for return of form of proxy for the SGM	2:30 p.m. on Saturday, 21 April
SGM	2:30 p.m. on Monday, 23 April
Record Date	Monday, 23 April
Publication of an announcement in respect of the results of the SGM	Tuesday, 24 April
Register of members re-opens	Tuesday, 24 April
Prospectus Documents to be posted	Tuesday, 24 April
First day of dealings in nil-paid Rights Shares	Thursday, 26 April
Latest time for splitting nil-paid Rights Shares	4.00 p.m. on Monday, 30 April
Last day of dealings in nil-paid Rights Shares	Friday, 4 May
Latest time for acceptance of the Rights Shares and payment	4:00 p.m. on Wednesday, 9 May
Underwriting Agreement becomes unconditional	Monday, 14 May
Announcement of the results of the Rights Issue to be published	Tuesday, 15 May
Refund cheques for wholly and partially unsuccessful excess applications to be posted	Wednesday, 16 May
Share certificates for the Rights Shares to be posted on or before	Wednesday, 16 May

Notes:

(i) Dealings in the fully-paid Rights Shares will commence as soon as the relevant Shareholders receive the share certificates for the Rights Shares.

(ii) All times in this announcement refer to Hong Kong time.

(iii) Effect of bad weather on the latest time for acceptance of and payment for Rights Shares

The latest time for acceptance of and payment for Rights Shares will not take place if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

(i) in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on 9 May 2007. Instead the latest time of acceptance of and payment for the Rights Shares will be extended to 5.00 p.m. on the same Business Day.

(ii) in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on 9 May 2007. Instead the latest time of acceptance of and payment for the Rights Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of these warnings in force at any time between 9:00 a.m. and 4:00 p.m..

If the latest time for acceptance of and payment for the Rights Shares does not take place on 9 May 2007, the dates mentioned in the section headed "Expected timetable" in this announcement may be affected. A press announcement will be made by the Company in such event.

WARNING OF THE RISKS OF DEALINGS IN THE SHARES AND RIGHTS SHARES IN THEIR NIL-PAID FORM

The Rights Issue is conditional, inter alia, upon the fulfillment of the conditions set out under the section headed "Conditions of the Rights Issue" of the circular of the Company. In particular, the Rights Issue is conditional upon the approval of the Independent Shareholders at the SGM by way of poll. The Rights Issue is conditional on the Whitewash Waiver having been granted by the Executive. The Rights Issue is also subject to the Underwriter not terminating the Underwriting Agreement. Accordingly, the Rights Issue may or may not proceed.

Any dealing in the Shares from the date of this announcement up to the date on which all the conditions of the Rights Issue are fulfilled, and any dealing in the Rights Shares in their nil-paid form will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed. Any Shareholders or other persons contemplating any dealings in the Shares or the Rights Shares in their nil-paid form are recommended to consult with their own professional advisers.

CLOSURE OF REGISTER OF MEMBERS

In order to be registered as members of the Company on Monday, 23 April 2007, Shareholders must lodge the relevant transfers of Shares (with the relevant share certificates) with the registrar of the Company, Teng Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by 4:00 p.m. on Tuesday, 17 April 2007. The register of members of the Company will be closed from Wednesday, 18 April 2007 to Monday, 23 April 2007, both dates inclusive. No transfer of the Shares will be registered during this period.

On behalf of the board of	On behalf of the board of	On behalf of the board of
See Corporation Limited	**Hanny Holdings Limited**	**ITC Corporation Limited**
Mr. Yu Kam Kee, Lawrence	**Dr. Chan Kwok Keung, Charles**	**Dr. Chan Kwok Keung, Charles**
BBS, MBE, JP	*Chairman*	*Chairman*
Chairman		

Hong Kong, 3 April 2007

As at the date of this announcement, the Directors are as follows:

Executive directors:	*Independent non-executive directors:*
Mr. Yu Kam Kee, Lawrence *BBS, MBE, JP*	Mr. Li Fui Lung, Danny
Mr. Wong Yat Cheung	Mr. Ng Hoi Yue, Herman
Mr. Yu Kam Yuen, Lincoln	Hon. Shek Lai Him, Abraham *JP*
Mr. Tong Chin Shing	Mr. Fong Shing Kwong, Michael
Mr. Carl Chang	

As at the date of this announcement, the directors of Hanny are as follows:

Executive directors:	*Independent non-executive directors*
Dr. Chan Kwok Keung, Charles *(Chairman)*	Mr. Kwok Ka Lap, Alva
Dr. Yap, Allan *(Managing Director)*	Mr. Wong King Lam, Joseph
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*	Mr. Poon Kwok Hing, Albert

As at the date of this announcement, the directors of ITC are as follows.

Executive directors:	*Independent non-executive directors*
Dr. Chan Kwok Keung, Charles *(Chairman)*	Mr. Chuck, Winston Calptor
Ms. Chau Mei Wah, Rosanna *(Deputy Chairman and Managing Director)*	Mr. Lee Kit Wah
Mr. Chan Kwok Chuen, Augustine	Hon. Shek Lai Him, Abraham, *JP*
Mr. Chan Fut Yan	
Mr. Cheung Hon Kit	

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Hanny Group and the ITC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Hanny Group and the ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Hanny Group and the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and the ITC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and the ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and Hanny Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and Hanny Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and Hanny Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *For identification only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



漢傳媒集團有限公司*
SEE CORPORATION LIMITED
(於百慕達註冊成立之有限公司)
(股份代號：491)

HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：275)

ITC
ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

寄發通函及有關建議供股之預期時間表

（錦興：寄發通函）

（德祥：寄發通函）

於二零零七年四月二日，包銷商與大福證券有限公司訂立配售協議，以確保不少於本公司已發行股本之25%將根據上市規則第8.08條於完成供股後隨即由公眾持有。為反映配售協議之條款於本公司通函內，本公司已將本公司通函之寄發日期延遲至不遲於二零零七年四月四日，以申請豁免嚴格遵守收購守則第8.2條。

載有（其中包括）(i)供股及清洗豁免詳情；(ii)獨立董事委員會就供股及清洗豁免致獨立股東有關供股之推薦意見函件；(iii)由獨立財務顧問凱利融資有限公司就供股及清洗豁免事項致獨立董事委員會及獨立股東之意見函件；及(iv)本公司股東特別大會通告之通函，將於二零零七年四月四日向股東寄發。供股之預期時間表詳情亦載入本公佈中。

載有（其中包括）錦興承諾、包銷協議、配售協議及清洗豁免詳情之錦興及德祥通函，將於二零零七年四月四日分別向錦興及德祥之股東寄發。

供股須待（其中包括）本公司通函「供股條件」一節所載之條件達成後，方可作實。尤其為供股須獲獨立股東於股東特別大會上以投票方式批准。供股於執行人員授出清洗豁免後方可作實。供股亦受包銷商並無終止包銷協議之條件所限，故供股會否進行，尚屬未知之數。

由本公佈日期至達成所有供股條件之日買賣股份，以及買賣未繳股款供股股份將承擔供股不一定成為無條件或不一定進行之風險。擬買賣股份或未繳股款供股股份之股東或其他人士應諮詢彼等之專業顧問。

茲提述本公司、錦興及德祥日期為二零零七年三月十三日之聯合公佈（「聯合公佈」），內容有關（其中包括）供股及清洗豁免。除文義另有所指外，本公佈所用詞彙與聯合公佈已界定者具有相同涵義。

配售協議

為確保供股完成後本公司股份之公眾持股量，包銷商及大福證券有限公司（「配售代理」）於二零零七年四月二日訂立一份配售協議（「配售協議」）。據此，配售代理同意作為錦興之代理促使承配人或（倘其不能促使承配人）自行以每股0.2港元之價格購買最多70,000,000股供股股份。倘配售代理需要認購70,000,000股股份，配售代理應在盡快可行之情況下透過分承配人認配其股份，以確保配售代理於本公司之持股量不超過10%。由於配售協議及基於配售代理毋須全數認購70,000,000股股份，使於緊接供股完成後本公司能遵守上市規則第8.08條項下公眾至少持有本公司25%已發行股本之規定。

延遲寄發本公司通函

根據收購守則第8.2條，本公司須於聯合公佈日期後二十一日內（即二零零七年四月三日或之前）向股東寄發一份通函，內容有關（其中包括）涉及錦興申請之清洗豁免之本公司建議供股。為反映配售協議之條款於本公司通函內，本公司已向執行人員申請將本公司通函之寄發日期由二零零七年四月三日延遲至二零零七年四月四日。

寄發通函

載有（其中包括）(i)供股及清洗豁免詳情；(ii)獨立董事委員會致獨立股東之推薦意見函件；(iii)由獨立財務顧問凱利融資有限公司就供股及清洗豁免事項致獨立董事委員會及獨立股東之意見函件；及(iv)本公司股東特別大會通告之通函，將於二零零七年四月四日向股東寄發。

載有（其中包括）錦興承諾、包銷協議、配售協議及清洗豁免詳情之錦興之通函，將於二零零七年四月四日向錦興之股東寄發。

載有（其中包括）錦興承諾、包銷協議、配售協議及清洗豁免詳情之德祥之通函，將於二零零七年四月四日向德祥之股東寄發。

預期時間表

下表為進行供股之指示性時間表。時間表可因應股東特別大會之結果及本公司與包銷商訂立之任何協議予以更改。倘預期時間表有任何變動，本公司將於適當時候以刊發公佈形式通知股東。股東如對下述安排有任何疑問，應諮詢彼等之持牌證券交易商、註冊證券機構、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

	二零零七年
連權股份之最後買賣日期	四月十三日（星期五）
除權股份開始買賣日期	四月十六日（星期一）
遞交股份過戶文件以獲得供股資格之限期	四月十七日（星期二）下午四時正
根據供股決定供股資格之截止過戶期間（首尾兩天包括在內）	四月十八日（星期三）至四月二十三日（星期一）
交回股東特別大會代表委任表格之限期	四月二十一日（星期六）下午二時三十分
股東特別大會	四月二十三日（星期一）下午二時三十分
記錄日期	四月二十三日（星期一）
刊登股東特別大會結果公佈日期	四月二十四日（星期二）
重新辦理股東登記	四月二十四日（星期二）
寄發章程文件日期	四月二十四日（星期二）
未繳股款供股股份開始買賣日期	四月二十六日（星期四）
拆細未繳股款供股股份期限	四月三十日（星期一）下午四時正
未繳股款供股股份最後買賣日期	五月四日（星期五）
接納供股股份及付款之期限	五月九日（星期三）下午四時正
包銷協議成為無條件日期	五月十四日（星期一）
刊發供股結果公佈日期	五月十五日（星期二）
就全部或部份不獲接納額外申請之退款支票寄發日期	五月十六日（星期三）
寄發供股股份之股票	於五月十六日（星期三）或之前

附註：

(i) 繳足股款供股股份將於有關股東收到供股股份股票後開始買賣。

(ii) 本公佈內所有時間均指香港時間。

(iii) 惡劣天氣對接納供股股份及付款之期限之影響

倘發生下列情況，將不會落實接納供股股份及付款之最後期限：

- 懸掛八號或以上之熱帶氣旋警告訊號，或
- 發出「黑色」暴雨警告訊號

(i) 於二零零七年五月九日中午十二時前之任何當地時間在香港懸掛，並於當日中午十二時後解除。然則接納供股股份及付款之最後期限將延長至同一營業日下午五時；

(ii) 於二零零七年五月九日中午十二時至下午四時期間之任何當地時間在香港懸掛，然則接納供股股份及付款之最後期限將更改為下一個營業日（於上午九時至下午四時期間之任何時間並無懸掛上述警告之日子）之下午四時。

倘接納供股股份及繳付有關款項之最後時限並無於二零零七年五月九日落實，則本公佈「預期時間表」一節所述之日子或會受到影響。倘發生上述事項，本公司將另行刊發公佈。

有關買賣股份及未繳股款供股股份風險之提示

供股須待（其中包括）本公司通函「供股條件」一節所載之條件達成後，方可作實。尤其為供股須獲獨立股東於股東特別大會上以投票方式批准。供股於執行人員授出清洗豁免後方可作實。供股亦受包銷商並無終止包銷協議之條件所限，故供股會否進行，尚屬未知之數。

由本公佈日期至達成所有供股條件之日買賣股份，以及買賣未繳股款供股股份將承擔供股不一定成為無條件或不一定進行之風險。擬買賣股份或未繳股款供股股份之股東或其他人士應諮詢彼等之專業顧問。

股東名冊截止登記

凡欲於二零零七年四月二十三日星期一登記為本公司股東，股東必須於二零零七年四月十七日星期二下午四時前將相關股份過戶文件（連同相關股票）送交本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。本公司自二零零七年四月十八日星期三至二零零七年四月二十三日星期一（包括首尾兩天）暫停股東登記。於該期間將暫停股份過戶登記。

代表董事會 漢傳媒集團有限公司 *主席* 余錦基先生 *B.B.S., M.B.E., J.P.*	代表董事會 錦興集團有限公司 *主席* 陳國強博士	代表董事會 德祥企業集團有限公司 *主席* 陳國強博士

香港，二零零七年四月二日

於本公佈日期，董事會包括以下董事：

執行董事：	*獨立非執行董事：*
余錦基先生 *B.B.S., M.B.E., J.P.*	李鎮強先生
王日祥先生	伍海于先生
[illegible]	[illegible]
唐莉勝先生	方承光先生
衛承勛先生	

於本公佈日期，錦興之董事如下：

執行董事：	*獨立非執行董事：*
陳國強博士 *(主席)*	郭嘉立先生
Yap, Allan博士 *(董事總經理)*	黃景霖先生
呂兆泉先生 *(副董事總經理)*	潘國興先生

於本公佈日期，德祥之董事如下：

執行董事：	*獨立非執行董事：*
陳國強博士 *(主席)*	卓育賢先生
[illegible]	[illegible]
陳國銓先生	石禮謙議員 *J.P.*
陳偉思先生	
張漢傑先生	

本公司各董事願就本公佈所載資料（有關錦興集團及德祥集團者除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見（有關錦興集團及德祥集團者除外）乃經審慎周詳考慮，且本公佈並無遺漏其他事實（有關錦興集團及德祥集團者除外）致使本公佈所載任何內容有所誤導。

錦興各董事願就本公佈所載資料（有關本集團及德祥集團者除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見（有關本集團及德祥集團者除外）乃經審慎周詳考慮，且本公佈並無遺漏其他事實（有關本集團及德祥集團者除外）致使本公佈所載任何內容有所誤導。

德祥各董事願就本公佈所載資料（有關本集團及錦興集團者除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見（有關本集團及錦興集團者除外）乃經審慎周詳考慮，且本公佈並無遺漏其他事實（有關本集團及錦興集團者除外）致使本公佈所載任何內容有所誤導。

* *僅供識別*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTION IN RELATION TO THE UNDERTAKING, THE UNDERWRITING AGREEMENT AND APPLICATION FOR THE WHITEWASH WAIVER

4 April 2007

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 4

The Underwriting Agreement 5

Shareholding in See Corporation 7

Information on See Corporation 9

Reasons for the Company to give the Undertaking and enter into the Underwriting Agreement 9

Whitewash Waiver 10

General 10

Appendix – General information 11

In this circular, the following expressions have the meanings set out below unless the context otherwise requires.

"Announcement"	the joint announcement of the Company, See Corporation and ITC dated 13 March 2007 in relation to, among other things, the underwriting for the Rights Issue
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	board of the Directors
"Business Day"	a day on which banks are generally open for business in Hong Kong other than Saturday
"Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of the Stock Exchange
"concert parties"	has the meaning ascribed to it in the Takeovers Code
"Convertible Notes"	the convertible notes due 2010 issued by See Corporation in the principal amount of HK$170,000,000 to the Company on 10 August 2005
"Director(s)"	the director(s) of the Company
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, the controlling shareholder of ITC, and Chairman of ITC and the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability and whose issued shares are listed on the main board of the Stock Exchange
"Latest Practicable Date"	2 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

"Mr. Yu"	Mr. Yu Kam Kee, Lawrence, an executive director and a shareholder of See Corporation who is interested in approximately 6.38% of the existing issued share capital of See Corporation as at the Latest Practicable Date
"PRC"	The People's Republic of China
"Prospectus Documents"	the prospectus, the provisional allotment letter and the excess application form to be despatched to the shareholders of See Corporation in connection with the Rights Issue
"Record Date"	23 April 2007, being the date by reference to which entitlements under the Rights Issue will be determined
"Rights Issue"	the proposed issue of 517,013,864 Rights Shares at the Subscription Price on the basis of four (4) Rights Shares for every See Corporation Share held on the Record Date
"Rights Share(s)"	the See Corporation Shares proposed to be issued and allotted pursuant to the Rights Issue
"See Corporation"	See Corporation Limited (stock code: 491), a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of the Stock Exchange
"See Corporation Group"	See Corporation and its subsidiaries
"See Corporation Share(s)"	share(s) of HK$0.01 each in the share capital of See Corporation
"Settlement Date"	the third Business Day following the latest date for acceptance of, and payment for the Rights Shares, or such other date as the Underwriter and See Corporation may agree in writing
"SFC"	Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the subscription price of HK$0.2 per Rights Share pursuant to the Rights Issue
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

"Undertaking"	an irrevocable undertaking dated 6 March 2007 given by the Company in favour of See Corporation that the See Corporation Shares beneficially owned by the Company will not be disposed of from the date of such undertaking to the close of business on the Record Date and that it will take up its entitlement under the Rights Issue in full
"Underwriter"	the Company
"Underwriting Agreement"	the underwriting agreement dated 6 March 2007 entered into between the Company and See Corporation in relation to the underwriting and certain other arrangements in respect of the Rights Issue
"Underwritten Shares"	367,047,620 Rights Shares, being the total number of Rights Shares to be issued pursuant to the Rights Issue less those Rights Shares agreed and undertaken to be taken up by Mr. Yu, the Company and Dr. Chan
"Whitewash Waiver"	a waiver pursuant to Note 1 of Notes on dispensations from Rule 26 of the Takeovers Code from making a general offer for all the issued See Corporation Shares as a result of any acquisition of voting rights in See Corporation by virtue of the subscription of the Rights Shares by the Company and its concert parties under the Rights Issue and that pursuant to the Underwriting Agreement
"Wing On"	Wing On Travel (Holdings) Limited (stock code: 1189), a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of the Stock Exchange
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"%"	per cent.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:–
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered office:–
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:–
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

4 April 2007

To the Shareholders and, for information only, to the holders of convertible bonds

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION IN RELATION TO THE UNDERTAKING, THE UNDERWRITING AGREEMENT AND APPLICATION FOR THE WHITEWASH WAIVER

INTRODUCTION

On 13 March 2007, the Company, See Corporation and ITC jointly announced that the Company entered into the Underwriting Agreement on 6 March 2007 with See Corporation in relation to the underwriting and certain other arrangements in respect of the Rights Issue to be implemented by See Corporation. Pursuant to the Underwriting Agreement, the Underwriter has agreed to fully underwrite up to 367,047,620 Rights Shares at a price of HK$0.2 per Rights Share, which represents approximately 56.80% of the issued share capital of See Corporation as enlarged by the issue of the Rights Shares, other than the Rights Shares which Mr. Yu, the Company and Dr. Chan have undertaken to subscribe (being 517,013,864 Rights Shares less 149,966,244 Rights Shares to be issued to and accepted by Mr. Yu, the Company and Dr. Chan).

The Undertaking and the transaction contemplated under the Underwriting Agreement constitute a discloseable transaction for the Company under the Listing Rules.

THE UNDERWRITING AGREEMENT

Date:	6 March 2007
Issuer:	See Corporation
Underwriter:	The Company
Number of Rights Shares underwritten:	A total of 367,047,620 Rights Shares, representing about 56.80% of the issued share capital of See Corporation as enlarged by the Rights Issue. The remaining 149,966,244 Rights Shares not subject to the Underwriting Agreement will be taken up by Mr. Yu, the Company and Dr. Chan pursuant to their undertakings described below.
Subscription Price:	HK$0.2 per Rights Share with nominal value of HK$0.01.
Commission:	2.5% of the aggregate Subscription Price for the Underwritten Shares, which is expected to be approximately HK$1.8 million.

Conditions of the Rights Issue

The Rights Issue is conditional, among other things, on each of the following conditions being fulfilled:

(i) the passing of the relevant resolution(s) by the independent shareholders of See Corporation approving the Rights Issue and the Whitewash Waiver at the special general meeting of See Corporation by way of poll;

(ii) the posting of the Prospectus Documents to the qualifying shareholders of See Corporation;

(iii) the Whitewash Waiver having been granted by the Executive; and

(iv) the Listing Committee of the Stock Exchange agreeing to grant the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms either unconditionally or subject to such conditions which See Corporation accepts and the satisfaction of such conditions (if any) by no later than the dates specified in such approval and not having withdrawn or revoked such listing and permission on or before 4:00 p.m. on the Settlement Date.

In the event that the conditions precedent have not been satisfied and/or waived in accordance with the Underwriting Agreement, then all liabilities of the parties thereto shall cease and terminate and neither party shall have any claim against the other (except in respect of any antecedent breaches and any matters or things arising out of or in connection with the Underwriting Agreement) and the irrevocable undertakings by Mr. Yu, the Company and Dr. Chan to accept their entitlements under the Rights Issue will lapse. The Rights Issue will not proceed accordingly.

The terms of the Underwriting Agreement were agreed between the Company and See Corporation after arm's length negotiation and on normal commercial terms.

The undertakings from Mr. Yu, the Company and Dr. Chan

As at the Latest Practicable Date, (i) Mr. Yu was interested in 8,251,788 See Corporation Shares, representing approximately 6.38% of the existing issued share capital of See Corporation; (ii) the Company was interested in 23,239,773 See Corporation Shares, representing approximately 17.98% of the existing issued share capital of See Corporation; and (iii) Dr. Chan was interested in 6,000,000 See Corporation Shares, representing approximately 4.64% of the existing issued share capital of See Corporation. Each of Mr. Yu, the Company and Dr. Chan has irrevocably undertaken to See Corporation that the See Corporation Shares beneficially owned by them will not be disposed of from the date of the undertaking, being 6 March 2007, to the close of business on the Record Date and that they will take up their entitlements under the Rights Issue in full, representing (i) in the case of Mr. Yu, 33,007,152 Rights Shares; (ii) in the case of the Company, 92,959,092 Rights Shares; and (iii) in the case of Dr. Chan, 24,000,000 Rights Shares.

Termination of the Underwriting Agreement

The Company may terminate the arrangements set out in the Underwriting Agreement by notice in writing given by the Company to See Corporation at any time prior to 4:00 p.m. on the Settlement Date if there occurs:

1. (a) an introduction of any new law or regulation or any change in the existing law or regulation (or the judicial interpretation thereof); or

   (b) any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, economic or currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not such are of the same nature as any of the foregoing) or of the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities market; or

   (c) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out;

   and in the reasonable opinion of the Company, such change would have a material and adverse effect on the business, financial or trading position or prospects of the See Corporation Group as a whole or the success of the Rights Issue or make it inadvisable or inexpedient to proceed with the Rights Issue; or

2. if, at or prior to 4:00 p.m. on the Settlement Date:

   (a) See Corporation commits any material breach of or omits to observe any of the obligations, undertakings, representations or warranties expressed to be assumed by it under the Underwriting Agreement which such breach or omission will have a material and adverse effect on its business, financial or trading position; or

   (b) the Company receives the relevant notification pursuant to the Underwriting Agreement upon See Corporation becoming aware of any untrue or inaccurate representations or warranties contained in the Underwriting Agreement, or shall otherwise become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated as provided in the Underwriting Agreement, and the Company, shall, in its reasonable opinion, determine that any such untrue representation or warranty represents or is likely to represent a material

adverse change in the business, financial or trading position or prospects of the See Corporation Group taken as a whole or is otherwise likely to have a materially prejudicial effect on the Rights Issue; or

(c) the Prospectus Documents when published, contain information which would be untrue or inaccurate in any material respect and See Corporation has failed to promptly send out any announcements or circulars (after the despatch of the circular of See Corporation or the Prospectus Documents), in such manner (and as appropriate with such contents), as the Company may reasonably request for the purpose of preventing the creation of a false market in the securities of See Corporation.

Upon the giving of notice of termination, all obligations of the Company under the Underwriting Agreement shall cease and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that See Corporation shall remain liable to pay to the Company the fees as may then be agreed by the relevant parties. If the Company exercises such right, the Rights Issue will not proceed.

SHAREHOLDING IN SEE CORPORATION

The Underwriter and Taifook Securities Company Limited (the "Placing Agent") entered into a placing agreement (the "Placing Agreement") on 2 April 2007, pursuant to which the Placing Agent agreed to act as the agent for the Underwriter to procure placees for or failing which, itself to purchase up to 70,000,000 Rights Shares at HK$0.2 per Rights Share. In the event that the Placing Agent is required to subscribe for 70,000,000 See Corporation Shares, the Placing Agent shall as soon as practicable place down the See Corporation Shares through sub-placees to ensure that the shareholding of the Placing Agent in See Corporation to be no more than 10%. As a result of the Placing Agreement and on the basis that the Placing Agent is not required to subscribe fully for 70,000,000 See Corporation Shares, no less than 25% of the issued share capital of See Corporation will be held by the public under Rule 8.08 of the Listing Rules immediately upon the completion of the Rights Issue.

The shareholding in See Corporation immediately before and after completion of the Rights Issue and the Placing Agreement is as follows assuming no change in shareholding between the Latest Practicable Date and completion of the Rights Issue and the Placing Agreement:

Shareholders	As at the Latest Practicable Date		Upon completion of the Rights Issue and the Placing Agreement: 0% acceptance by public shareholders of See Corporation *(Note 1)*		Upon completion of the Rights Issue and the Placing Agreement: 100% acceptance by public shareholders of See Corporation *(Note 2)*	
	Number of See Corporation Shares	*Approximate %*	*Number of See Corporation Shares*	*Approximate %*	*Number of See Corporation Shares*	*Approximate %*
The Company	23,239,773	17.98	413,246,485	63.95	116,198,865	17.98
Dr. Chan	6,000,000	4.64	30,000,000	4.64	30,000,000	4.64
Wing On *(Note 3)*	6,000,000	4.64	6,000,000	0.93	30,000,000	4.64
The Company and its concert parties	***35,239,773***	***27.26***	***449,246,485***	***69.52***	***176,198,865***	***27.26***
Mr. Yu	8,251,788	6.38	41,258,940	6.38	41,258,940	6.38
Other shareholders of See Corporation *(Note 3)*	85,761,905	66.36	155,761,905	24.10	428,809,525	66.36
Total	***129,253,466***	***100***	***646,267,330***	***100***	***646,267,330***	***100***
Public shareholders of See Corporation (including Wing On for public float purposes) *(Note 3)*	91,761,905	71.00	161,761,905	25.03	458,809,525	71.00

Notes:

1. Assuming that (i) no qualifying shareholders of See Corporation other than Mr. Yu, the Company and Dr. Chan take up the Rights Shares provisionally allotted to them respectively, (ii) 70,000,000 Rights Shares were taken up by the Placing Agent and/or placees procured by the Placing Agent in accordance with the Placing Agreement and none of the Placing Agent or the placees will hold more than 10% interests in See Corporation; and (iii) all the remaining Underwritten Shares were taken up by the Company.

2. Assuming all the qualifying shareholders of See Corporation take up all the Rights Shares provisionally allotted to them respectively.

3. As at the Latest Practicable Date, the Company and ITC were interested in approximately 20.36% and approximately 1.87% of Wing On respectively. Wing On is an associated company of the Company and is treated as public Shareholders for the purpose of public float of the Shares.

The Underwriter has undertaken to See Corporation that it shall use all reasonable endeavours to provide that each of the subscribers or purchasers of Underwritten Shares procured by it (save where the Rights Shares are taken up by the Underwriter itself) (i) shall be third party independent of, not acting in concert with and shall not be connected with the directors, chief executive or substantial shareholders of the See Corporation or their respective associates; (ii) shall take up such number of Rights Shares as necessary to ensure that the public float requirements under Rule 8.08 of the Listing

Rules are complied with by See Corporation; and (iii) shall not, together with party(ies) acting in concert with each of them, hold 30% or more of the voting rights of See Corporation upon completion of the Rights Issue.

INFORMATION ON SEE CORPORATION

The See Corporation Group is principally engaged in (i) film and television programme productions; (ii) event productions; (iii) artiste and model management; (iv) music production; and (v) manufacturing and sale of multimedia electronic products, toys and games products.

For the financial year ended 30 June 2006, the See Corporation Group's audited consolidated loss (including minority interests) was approximately HK$264.8 million, comprising losses from continuing operations and discontinued operations of approximately HK$260.7 million and HK$4.1 million respectively. No taxation charge was incurred during the year ended 30 June 2006. The loss is mainly attributable to the share of loss of associates of approximately HK$148.0 million and the impairment loss on goodwill of approximately HK$40.4 million resulted from the acquisition of the associates during the year. The audited consolidated loss attributable to equity holders of See Corporation was approximately HK$261.9 million. The audited consolidated net assets of the See Corporation Group attributable to See Corporation's equity holders as at 30 June 2006 amounted to approximately HK$155.0 million.

For the financial year ended 30 June 2005, the See Corporation Group's audited consolidated loss (including minority interests) was approximately HK$44.7 million, comprising losses from continuing operations and discontinued operations of approximately HK$26.6 million and HK$18.1 million respectively. The audited consolidated loss attributable to equity holders of See Corporation was approximately HK$36.8 million. No taxation charge was incurred during the year ended 30 June 2005.

As set out in the interim report of See Corporation for the six months ended 31 December 2006, the See Corporation Group's unaudited consolidated loss (including minority interests) was approximately HK$96.3 million. The unaudited consolidated loss attributable to equity holders of See Corporation was approximately HK$95.9 million. The unaudited net assets attributable to See Corporation's equity holders were approximately HK$59.1 million as at 31 December 2006.

REASONS FOR THE COMPANY TO GIVE THE UNDERTAKING AND ENTER INTO THE UNDERWRITING AGREEMENT

The Company is an investment holding company. The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) subsidiaries whose shares are listed on the Australian Securities Exchange and traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange and the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange.

On 13 February 2007, See Corporation announced that it has appointed Mr. Wong Yat Cheung, also known as Wong Jing ("Mr. Wong"), as its executive director and managing director. Given Mr. Wong's extensive experience in and influence on the movie industry in Hong Kong, the Board is optimistic about the future prospect of the entertainment and media business of the See Corporation Group. Given the limited access to the industry, the Board considers that it is in its interests to secure its interests in entertainment and media business through taking up the Company's entitlement of the Rights Shares and acting as the Underwriter. The maximum exposure to the Company in relation to the Undertaking and the Underwriting Agreement is approximately HK$92.0 million and will be funded from the Group's internal resources. Based on the above and in light of the discount of the price of

each Rights Share to the prevailing market price of the See Corporation Shares, the Board considers the terms of the Undertaking and the Underwriting Agreement are fair and reasonable and the entering into of such transactions are in the interests of the Company and the Shareholders as a whole.

WHITEWASH WAIVER

The Underwriting Agreement is conditional upon, among other things, the granting of the Whitewash Waiver by the Executive and the approval of the Whitewash Waiver by the independent shareholders of See Corporation.

As at the date of the Underwriting Agreement, the Company and its concert parties were interested in 35,239,773 See Corporation Shares, representing approximately 27.26% of the existing issued share capital of See Corporation. Save as aforesaid and the Convertible Notes held by the Company, none of the Company or its concert parties held any securities or outstanding derivative in respect of the securities of See Corporation as at the Latest Practicable Date. Pursuant to the Undertaking, the Company will take up its entitlement of 92,959,092 Rights Shares. Pursuant to Dr. Chan's undertaking, he will take up his entitlement of 24,000,000 Rights Shares. In the event that the Company is required to subscribe for 41,681,334 or more Underwritten Shares under the obligations of the Underwriting Agreement, the Company and its concert parties will in aggregate become interested in 193,880,199 or more See Corporation Shares, representing 30% or more of the enlarged issued share capital of See Corporation. If this happens and in the absence of the Whitewash Waiver, the Company will incur an obligation to make a mandatory offer to the shareholders of See Corporation to acquire all the issued See Corporation Shares, other than those already owned or agreed to be acquired by the Company and its concert parties, pursuant to Rule 26 of the Takeovers Code.

The Company has no intention to incur an obligation to make a general offer for all the issued See Corporation Shares as a result of subscription of the Rights Shares pursuant to the Underwriting Agreement. Accordingly, the Company has made an application to the Executive for the Whitewash Waiver for the purpose of fulfillment of the conditions precedent to the Underwriting Agreement. The Executive has indicated that it will, subject to the approval of the independent shareholders of See Corporation by way of poll at the special general meeting of See Corporation, grant the Whitewash Waiver.

The Company confirmed that none of the Company and its concert parties (including the Directors) had dealt in any See Corporation Shares or any securities of See Corporation during the period of six months prior to the date of the Announcement and up to the Latest Practicable Date.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code; or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Beneficial owner	Personal interest	1,627,697	0.64%
	Long position	Interest of controlled corporation	Corporate interest	169,979,504	67.23%
Dr. Yap, Allan ("Dr. Yap")	Long position	Beneficial owner	Personal interest	4,971,956	1.97%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui")	Long position	Beneficial owner	Personal interest	3,394,858	1.34%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

Dr. Chan is deemed to have a corporate interest in 169,979,504 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest is detailed and duplicates the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Convertible bond

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	315,756	0.12%
	Long position	Interest of controlled corporations	Corporate interest	11,304,682	4.47%

(c) Interests in associated corporations (as defined in the SFO) of the Company

(i) Interests in share options of PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in PSC	Exercise price per share *Singapore dollars*	Approximate % of the issued share capital of PSC
Dr. Yap	Long position	Beneficial owner	Personal interest	20 August 2004 to 19 August 2013	5,000,000	0.086	0.27%
Mr. Lui	Long position	Beneficial owner	Personal interest	20 August 2004 to 19 August 2013	2,000,000	0.086	0.11%

(ii) Interests in Wing On

(a) Interests in shares and underlying shares (other than share options) of Wing On

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in Wing On	Number of underlying shares (unlisted equity derivatives) held in Wing On	Approximate % of the issued share capital of Wing On
Dr. Chan	Long position	Beneficial owner	Personal interest	4,529,800	-	0.74%
	Long position	Interest of controlled corporation	Corporate interest	135,740,481 *(Note)*	-	22.23%
	Long position	Interest of controlled corporation	Corporate interest	-	379,746,835 *(Note)*	62.19%

Note:

Dr. Chan owns the entire interest in Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 34.33% of the entire issued ordinary share capital of ITC. ITC owns the entire interest in ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Leaptop Investments Limited ("Leaptop") and Mankar Assets Limited ("Mankar"). Leaptop owns the entire interest in Asia Will Limited ("Asia Will") and Mankar owns the entire interest in Famex Investment Limited ("Famex"). Famex owns approximately 67.23% of the issued share capital of the Company. The Company owns the entire issued share capital of Hanny Magnetics (B.V.I.) Limited ("HMBVI") which in turn owns the entire interest in Powervote Technology Limited ("Powervote"). Powervote owns the entire issued share capital of Well Orient Limited ("Well Orient"). Well Orient owns approximately 98.92% of the issued share capital of Group Dragon Investments Limited ("GDI") which in turn owns the entire issued share capital of China Strategic (B.V.I.) Limited ("CSBVI"). CSBVI owns 55.22% effective equity interest in China Enterprises Limited ("CEL"). CEL owns the entire issued share capital of Million Good Limited ("Million Good"). Dr. Chan, Chinaview, Galaxyway, ITC, ITC Investment and Leaptop are deemed to be interested in 11,406,000 shares in the issued share capital of Wing On held by Asia Will. Dr. Chan, Chinaview, Galaxyway, ITC, ITC Investment, Mankar, Famex, Hanny, HMBVI, Powervote, Well Orient, GDI, CSBVI and CEL are deemed to be interested in 124,334,481 shares in the issued share capital of Wing On held by Million Good. Dr. Chan, Chinaview, Galaxyway, ITC, ITC Investment, Mankar, Famex, Hanny, HMBVI, Powervote, Well Orient, GDI and CSBVI are deemed to be interested in 379,746,835 underlying shares of Wing On held by CEL.

(b) Interests in share options of Wing On

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in Wing On	Exercise price per share HK$	Approximate % of the issued share capital of Wing On
Dr. Yap	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,000,000	0.728	0.66%
Mr. Lui	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,600,000	0.728	0.75%
Mr. Kwok Ka Lap, Alva	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	500,000	0.728	0.08%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares and underlying shares

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy *(Note)*	Long position	Interest of spouse	169,979,504	–	67.23%
	Long position	Interest of spouse	–	11,304,682	4.47%
	Long position	Interest of spouse	1,627,697	–	0.64%
	Long position	Interest of spouse	–	315,756	0.12%

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Interest of controlled corporation	169,979,504	–	67.23%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
	Long position	Beneficial owner	1,627,697	–	0.64%
	Long position	Beneficial owner	–	315,756	0.12%
Chinaview *(Note)*	Long position	Interest of controlled corporation	169,979,504	–	67.23%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
Galaxyway *(Note)*	Long position	Interest of controlled corporation	169,979,504	–	67.23%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
ITC *(Note)*	Long position	Interest of controlled corporation	169,979,504	–	67.23%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
ITC Investment *(Note)*	Long position	Interest of controlled corporation	169,979,504	–	67.23%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
Mankar *(Note)*	Long position	Interest of controlled corporation	169,979,504	–	67.23%
	Long position	Interest of controlled corporation	–	641,762	0.25%
Famex *(Note)*	Long position	Beneficial owner	169,979,504	–	67.23%
	Long position	Beneficial owner	–	641,762	0.25%

Note:

Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owns 10,662,920 underlying shares (in respect of unlisted equity derivatives) of the Company ("Underlying Shares"). Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 169,979,504 Shares and 641,762 Underlying Shares held by Famex. ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 10,662,920 Underlying Shares held by Hollyfield. Ms. Ng Yuen Lan, Macy is also deemed to be interested in 1,627,697 Shares and 315,756 Underlying Shares held by Dr. Chan.

ITC, through Hollyfield and Famex, also holds the convertible bonds of the Company ("Hanny Bonds") with face value of HK$95,966,280 and HK$5,775,870 respectively. Upon full conversion of the Hanny Bonds at an initial conversion price of HK$9.0 per Share, 10,662,920 Shares and 641,762 Shares will be issued to Hollyfield and Famex respectively. Dr. Chan holds the Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at an initial conversion price of HK$9.0 per Share, 315,756 Shares will be issued to Dr. Chan.

(b) Substantial shareholding in the other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Yap	Wing On and its subsidiaries	Property investment in Hong Kong and property development in the PRC (excluding Hong Kong and Macau)	Executive director
Mr. Lui	Wing On and its subsidiaries	Property investment in Hong Kong and property development in the PRC (excluding Hong Kong and Macau)	Executive director

Save as disclosed above, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(iv) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

此乃要件　請即處理

閣下如對本通函各方面或對將予採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**錦興集團有限公司**證券，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容或因依賴該等內容而引致之任何損失承擔任何責任。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司 *

（於百慕達註冊成立之有限公司）

（股份代號：275）

有關該承諾、包銷協議之
須予披露交易
及
申請清洗豁免

* 僅供識別

二零零七年四月四日

目　錄

頁次

釋義 1

董事會函件

緒言 4

包銷協議 5

漢傳媒之股權架構 7

漢傳媒之資料 9

本公司作出該承諾及訂立包銷協議之理由 9

清洗豁免 10

一般事項 10

附錄　－　一般資料 11

於本通函內，除文義另有所指外，以下詞彙具有下列涵義。

「該公佈」	指	本公司、漢傳媒及德祥日期為二零零七年三月十三日就(其中包括)包銷供股之聯合公佈
「聯繫人士」	指	具上市規則所賦予之涵義
「董事會」	指	本公司董事會
「營業日」	指	香港之銀行一般營業之日子(星期六除外)
「本公司」	指	錦興集團有限公司(股份代號：275)，一家於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市
「一致行動人士」	指	具收購守則所賦予之涵義
「可兑換票據」	指	漢傳媒於二零零五年八月十日向本公司發行於二零一零年到期本金額為170,000,000港元之可兑換票據
「董事」	指	本公司之董事
「陳博士」	指	陳國強博士，德祥之控股股東以及德祥及本公司之主席
「執行人員」	指	證監會企業融資部執行董事或執行董事之任何代表
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「德祥」	指	德祥企業集團有限公司(股份代號：372)，一家於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市
「最後實際可行日期」	指	二零零七年四月二日，即本通函於付印前為確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則附錄10所載上市發行人董事進行證券交易之標準守則

「余先生」	指	余錦基先生，於最後實際可行日期於漢傳媒現有已發行股本中擁有約6.38%權益之漢傳媒執行董事兼股東
「中國」	指	中華人民共和國
「章程文件」	指	就供股而即將寄發予漢傳媒股東之招股章程、暫定配額通知書及超額申請表格
「記錄日期」	指	二零零七年四月二十三日，即預期釐訂供股配額之日期
「供股」	指	建議按認購價發行517,013,864股供股股份，基準為於記錄日期每持有一股漢傳媒股份獲發四(4)股供股股份
「供股股份」	指	根據供股建議將予發行及配發之漢傳媒股份
「漢傳媒」	指	漢傳媒集團有限公司(股份代號：491)，一家於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市
「漢傳媒集團」	指	漢傳媒及其附屬公司
「漢傳媒股份」	指	漢傳媒股本中每股面值0.01港元之股份
「結算日」	指	接納供股股份及付款之最後日期後之第三個營業日或包銷商及漢傳媒可能以書面方式同意之其他日期
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	根據供股每股供股股份0.2港元之認購價
「收購守則」	指	香港公司收購及合併守則

「該承諾」	指	本公司作出以漢傳媒為受惠人日期為二零零七年三月六日之不可撤回承諾，表示由該承諾日期起至記錄日期營業時間結束為止，本公司將不會出售其實益擁有之漢傳媒股份，並將悉數認購供股配額
「包銷商」	指	本公司
「包銷協議」	指	本公司與漢傳媒就與供股有關之包銷及若干其他安排而訂立日期為二零零七年三月六日之包銷協議
「包銷股份」	指	367,047,620股供股股份，即根據供股將予發行之供股股份總數減去由余先生、本公司及陳博士同意及承諾將予認購之供股股份
「清洗豁免」	指	根據收購守則第26條之豁免註釋附註1所規定，豁免本公司及其一致行動人士因根據供股及包銷協議認購供股股份而取得漢傳媒投票權而導致要對全部已發行漢傳媒股份作出全面收購
「永安」	指	永安旅遊(控股)有限公司(股份代號：1189)，一家於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市
「港元」	指	港元，香港之法定貨幣
「%」	指	百分比


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司 *
(於百慕達註冊成立之有限公司)
(股份代號：275)

執行董事：—
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：—
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：—
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：—
香港
中環
夏愨道12號
美國銀行中心31樓

敬啟者：

有關該承諾、包銷協議之
須予披露交易
及
申請清洗豁免

緒言

於二零零七年三月十三日，本公司、漢傳媒及德祥聯合宣佈，本公司於二零零七年三月六日與漢傳媒就與漢傳媒將進行之供股有關之包銷及若干其他安排訂立了包銷協議。根據包銷協議，包銷商已同意按每股供股股份0.2港元之價格全數包銷最多367,047,620股供股股份，佔漢傳媒經發行供股股份擴大後之已發行股本約56.80%，惟不包括余先生、本公司及陳博士承諾認購之供股股份(即517,013,864股供股股份減去余先生、本公司及陳博士將獲發行及獲彼等接納之149,966,244股供股股份)。

根據上市規則，該承諾及包銷協議項下擬進行之交易構成本公司之須予披露交易。

* 僅供識別

包銷協議

日期：	二零零七年三月六日
發行人：	漢傳媒
包銷商：	本公司
所包銷之供股股份數目：	合共367,047,620股供股股份，佔漢傳媒經供股擴大後之已發行股本約56.80%。余先生、本公司及陳博士將根據彼等之承諾(見下文所述)認購其餘149,966,244股不包括於包銷協議內之供股股份。
認購價：	每股面值為0.01港元之供股股份0.2港元。
佣金：	包銷股份之認購價總額之2.5%，預期約為1,800,000港元。

供股條件

供股須待(其中包括)下列各項條件達成後方可作實：

(i) 漢傳媒獨立股東於漢傳媒之股東特別大會上以數票方式通過批准供股及清洗豁免之有關決議案；

(ii) 向漢傳媒合資格股東寄發章程文件；

(iii) 執行人員已授出清洗豁免；及

(iv) 聯交所上市委員會無條件或有條件批准未繳股款及繳足股款供股股份上市及買賣，而漢傳媒接納及於批准所列明之日期前達成有關條件(如有)，且於結算日下午四時正或之前並無撤回或撤銷上市及批准。

根據包銷協議，倘先決條件未能達成及／或獲豁免，則各訂約方之責任將會終止，而訂約各方概不得向對方作出任何索償(惟有關先前違反包銷協議及就此引致或有關之任何事宜除外)，而余先生、本公司及陳博士接納供股配額之不可撤回承諾將會失效。屆時供股將不會進行。

包銷協議之條款乃由本公司與漢傳媒經公平磋商後按一般商業條款釐定。

余先生、本公司及陳博士之承諾

於最後實際可行日期，(i)余先生擁有8,251,788股漢傳媒股份之權益，佔漢傳媒現有已發行股本約6.38%；(ii)本公司擁有23,239,773股漢傳媒股份之權益，佔漢傳媒現有已發行股本約17.98%；及(iii)陳博士擁有6,000,000股漢傳媒股份之權益，佔漢傳媒現有已發行股本約4.64%。余先生、本公司及陳博士各自已向漢傳媒作出不可撤回之承諾，由承諾當日（即二零零七年三月六日）至記錄日期營業時間結束為止，不會出售彼等實益擁有之漢傳媒股份，而彼等將會悉數認購彼等於供股中之配額，即(i)余先生為33,007,152股供股股份；(ii)本公司為92,959,092股供股股份；及(iii)陳博士為24,000,000股供股股份。

終止包銷協議

倘發生下列事件，本公司可於結算日下午四時正之前任何時間以書面通知漢傳媒終止包銷協議所載之安排：

1. (a) 頒佈任何新法例或法規或更改任何現有法例或法規（或其司法詮釋）；或

   (b) 發生任何地區、國家或國際事件或變動（不論是否構成於包銷協議訂立日期之前及／或之後發生或持續發生之連串事件或變動之一部份），而性質乃屬政治、軍事、財政、經濟、貨幣（包括港幣與美利堅合眾國貨幣之聯繫匯率制度之改變）或其他性質（不論是否與上述屬同類性質），或性質乃屬任何地區、國家、國際間爆發之武裝衝突或敵對或敵對升級或武裝衝突，或影響當地證券市場；或

   (c) 發生任何天災、戰爭、暴動、擾亂公共秩序、民變、火災、水災、爆炸、流行疫疾、恐怖份子襲擊、罷工或封鎖；

   而本公司合理認為該等變動會對漢傳媒集團之整體業務、財務或貿易狀況或前景或供股之順利進行造成嚴重及不利影響，或不宜或不應進行供股；或

2. 如於結算日下午四時正或之前：

   (a) 漢傳媒嚴重違反或未能履行根據包銷協議應承擔之責任、承諾、聲明或保證，而該違反或遺漏將對其業務、財務及貿易狀況構成重大及不利影響；或

   (b) 本公司接獲根據包銷協議發出之通知，表示漢傳媒得悉包銷協議載有任何失實或不確之聲明或保證，或以其他方式得知包銷協議所載之任何聲明或保證於作出時為失實或不確，或如於包銷協議中重複載列則會成為失實或不確，而本公司合理

認為該等失實聲明或保證引致或可能引致漢傳媒集團整體業務、財務或貿易狀況或前景出現重大不利變動，或可能對供股構成嚴重影響；或

(c) 章程文件刊發後載有任何嚴重之失實或不確資料，而漢傳媒無法及時按照本公司合理要求之方式(視乎內容)發出任何公佈或通函(於寄發漢傳媒之通函或章程文件後)，以防止漢傳媒證券出現虛假市場之情況。

發出終止通知後，本公司根據包銷協議之全部責任將告終止，而訂約方不得向其他訂約方就包銷協議引致或相關之任何事宜提出索償，惟漢傳媒仍須向本公司支付當時由有關訂約方可能協定之費用。倘本公司行使該權利，供股將不會進行。

漢傳媒之股權架構

包銷商及大福證券有限公司(「配售代理」)於二零零七年四月二日訂立配售協議(「配售協議」)，據此，配售代理同意擔任包銷商之代理，促使承配人(或如未能促使承配人，則其本身)購買最多達70,000,000股供股股份，每股供股股份作價0.2港元。倘配售代理須認購70,000,000股漢傳媒股份，配售代理應在實際可行情況下盡快透過分承配人減配漢傳媒股份，以確保配售代理於漢傳媒之持股量不超過10%。由於配售協議及基於配售代理毋須悉數認購70,000,000股漢傳媒股份，使於緊隨供股完成後根據上市規則第8.08條漢傳媒不少於25%之已發行股本將由公眾人士持有。

緊接供股及配售協議完成前後，漢傳媒之股權架構如下(假設股權由最後實際可行日期至供股及配售協議完成並無變動)：

股東	於最後實際可行日期		於供股及配售協議完成後 並無(0%)漢傳媒公眾股東接納 (附註1)		於供股及配售協議完成後 漢傳媒公眾股東全數(100%)接納 (附註2)	
	漢傳媒股份數目	概約%	漢傳媒股份數目	概約%	漢傳媒股份數目	概約%
本公司	23,239,773	17.98	413,246,485	63.95	116,198,865	17.98
陳博士	6,000,000	4.64	30,000,000	4.64	30,000,000	4.64
永安(附註3)	6,000,000	4.64	6,000,000	0.93	30,000,000	4.64
本公司及其一致行動人士	*35,239,773*	*27.26*	*449,246,485*	*69.52*	*176,198,865*	*27.26*
余先生	8,251,788	6.38	41,258,940	6.38	41,258,940	6.38
漢傳媒其他股東(附註3)	85,761,905	66.36	155,761,905	24.10	428,809,525	66.36
合計	*129,253,466*	*100*	*646,267,330*	*100*	*646,267,330*	*100*
漢傳媒公眾股東(就公眾持股量而言包括永安)(附註3)	91,761,905	71.00	161,761,905	25.03	458,809,525	71.00

附註：

1. 假設(i)概無漢傳媒合資格股東(余先生、本公司及陳博士除外)分別認購暫時配發予彼等之供股股份；(ii)根據配售協議，配售代理及／或配售代理所促使的承配人將認購70,000,000股供股股份，而配售代理或承配人概將不會於漢傳媒持有超過10%之權益；及(iii)而餘下所有包銷股份已由本公司認購。

2. 假設所有漢傳媒合資格股東分別認購所有暫時配發予彼等之供股股份。

3. 於最後實際可行日期，本公司及德祥分別擁有永安約20.36%及約1.87%之權益。永安為本公司之聯營公司，就公眾持股量而言，被視為公眾股東。

包銷商已向漢傳媒承諾，其將竭盡一切合理所能以確保由其促使之每名包銷股份之認購人或購買人(惟由包銷商本身認購供股股份除外)：(i)須為獨立於漢傳媒之董事、主要行政人員或主要股東或彼等各自之聯繫人士之第三方及並非與其一致行動及與其並無關連；(ii)須認購為確保漢傳媒符合上市規則第8.08條之公眾持股量規定所需之該等供股股份數

目；及(iii)於供股完成後，連同與彼等一致行動之人士，不得持有漢傳媒投票權30%或以上。

漢傳媒之資料

漢傳媒集團主要從事(i)電影及電視節目製作；(ii)活動製作；(iii)藝員及模特兒經理人業務；(iv)音樂製作；及(v)生產及銷售多媒體電子產品、玩具及遊戲產品。

截至二零零六年六月三十日止財政年度，漢傳媒集團經審核綜合虧損(包括少數股東權益)約為264,800,000港元，其中持續經營業務虧損及終止經營業務虧損分別約為260,700,000港元及4,100,000港元。於截至二零零六年六月三十日止年度，概無税項支出產生。虧損主要由分佔聯營公司虧損約148,000,000港元及商譽減值虧損約40,400,000港元(由於年內收購聯營公司所致)。漢傳媒權益持有人應佔之經審核綜合虧損約為261,900,000港元。於二零零六年六月三十日，漢傳媒權益持有人應佔之漢傳媒集團經審核綜合資產淨值約為155,000,000港元。

截至二零零五年六月三十日止財政年度，漢傳媒集團經審核綜合虧損(包括少數股東權益)約為44,700,000港元，其中持續經營業務虧損及終止經營業務虧損分別約為26,600,000港元及18,100,000港元。漢傳媒權益持有人應佔之經審核綜合虧損約為36,800,000港元。於截至二零零五年六月三十日止年度，概無税項支出產生。

誠如漢傳媒截至二零零六年十二月三十一日止六個月之中期報告所載，漢傳媒集團未經審核綜合虧損(包括少數股東權益)約96,300,000港元。漢傳媒權益持有人應佔之未經審核綜合虧損約為95,900,000港元。漢傳媒權益持有人於二零零六年十二月三十一日應佔之未經審核資產淨值約為59,100,000港元。

本公司作出該承諾及訂立包銷協議之理由

本公司為一家投資控股公司。本集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，包括於(i)其股份於澳洲證券交易所上市及於美國場外交易議價板買賣之附屬公司；(ii)其股份於聯交所及新加坡證券交易所上市之聯營公司；以及(iii)其股份於聯交所上市之公司所發行之長期可兑換票據之投資。

於二零零七年二月十三日，漢傳媒宣佈委任王日祥先生(別名王晶)(「王先生」)為其執行董事及董事總經理。憑著王先生於香港電影行業之豐富經驗及影響力，董事會對漢傳媒集團於娛樂及媒體業務之未來前景非常樂觀。鑒於加入此行業受到規限，董事會認為透過認購本公司之供股股份配額及擔任包銷商，將可鞏固其於娛樂及媒體業務之權益，以符合其利益。本公司就該承諾及包銷協議之承擔上限約為92,000,000港元，將以本集團之內部資源撥付。按照以上情況及鑒於每股供股股份之價格較漢傳媒股份現行市價之折讓，董事

會認為該承諾及包銷協議之條款乃屬公平合理，而進行有關交易符合本公司及股東之整體利益。

清洗豁免

包銷協議須待(其中包括)執行人員授出清洗豁免及漢傳媒之獨立股東批准清洗豁免後，方可作實。

於包銷協議日期，本公司及其一致行動人士擁有35,239,773股漢傳媒股份之權益，佔漢傳媒現有已發行股本約27.26%。除上文所述及本公司所持有之可兑換票據外，本公司或其一致行動人士於最後實際可行日期概無持有任何證券或有關漢傳媒證券之尚未行使之衍生工具。根據該承諾，本公司將認購92,959,092股供股股份。根據陳博士之承諾，彼將認購24,000,000股供股股份。倘本公司須根據包銷協議承諾認購41,681,334股或以上之包銷股份，本公司及其一致行動人士將合共擁有193,880,199股或以上漢傳媒股份之權益，佔漢傳媒經擴大後已發行股本約30%或以上。若出現此情況而並無清洗豁免者，則本公司將有責任根據收購守則第26條向漢傳媒之股東作出強制性全面收購建議，以收購全部已發行漢傳媒股份(惟本公司及其一致行動人士已擁有或同意將予收購者除外)。

本公司現時無意承擔因根據包銷協議認購供股股份而導致對全部已發行漢傳媒股份作出全面收購之責任。因此，本公司已就達成包銷協議之先決條件而向執行人員提出申請清洗豁免。執行人員已表示，待漢傳媒之獨立股東於漢傳媒之股東特別大會上以數票方式批准後，其將授出清洗豁免。

本公司確認本公司及其一致行動人士(包括董事)於該公佈日期前六個月直至最後實際可行日期期間內概無買賣任何漢傳媒股份或漢傳媒任何證券。

一般事項

閣下敬請垂注本通函附錄所載之其他資料。

此　致

列位股東　台照
　及可兑換債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零七年四月四日

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團(根據證券及期貨條例第XV部之定義)之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)或根據標準守則須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) *於股份之權益*

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳博士(附註)	好倉	實益擁有人	個人權益	1,627,697	0.64%
	好倉	受控公司之權益	公司權益	169,979,504	67.23%
Yap, Allan博士(「Yap博士」)	好倉	實益擁有人	個人權益	4,971,956	1.97%
呂兆泉先生(「呂先生」)	好倉	實益擁有人	個人權益	3,394,858	1.34%

附註：　該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算陳博士於本公司之權益總額。

陳博士因在Chinaview International Limited(「Chinaview」)擁有權益而被視為擁有169,979,504股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及與之重複。

(b) 於本公司股本衍生工具(定義見證券及期貨條例)之權益

可兌換債券

董事姓名	好倉／淡倉	身份	權益性質	持有相關股份數目(股本衍生工具項下)	佔本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	315,756	0.12%
	好倉	受控公司之權益	公司權益	11,304,682	4.47%

(c) 於本公司相聯法團(定義見證券及期貨條例)之權益

(i) 於普威集團有限公司(「普威集團」)購股權之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有普威集團購股權數目	每股行使價 新加坡元	佔普威集團已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
呂先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

(ii) 於永安之權益

(a) 於永安股份及相關股份(購股權除外)之權益

董事姓名	好倉/淡倉	身份	權益性質	持有永安股份數目	持有永安相關股份數目(非上市股本衍生工具)	佔永安已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	4,529,800	–	0.74%
	好倉	受控公司之權益	公司權益	135,740,481 (附註)	–	22.23%
	好倉	受控公司之權益	公司權益	–	379,746,835 (附註)	62.19%

附註:

陳博士擁有Chinaview全部權益，而Chinaview則擁有Galaxyway Investments Limited(「Galaxyway」)全部權益。Galaxyway擁有德祥全部已發行普通股股本約34.33%。德祥擁有ITC Investment Holdings Limited(「ITC Investment」)全部權益。ITC Investment擁有Leaptop Investments Limited(「Leaptop」)及Mankar Assets Limited(「Mankar」)全部權益。Leaptop擁有Asia Will Limited(「Asia Will」)全部權益及Mankar擁有其威投資有限公司(「其威」)全部權益。其威擁有本公司已發行股本約67.23%。本公司擁有Hanny Magnetics (B.V.I.) Limited(「HMBVI」)全部已發行股本，而HMBVI則擁有Powervote Technology Limited(「Powervote」)全部權益。Powervote擁有威倫有限公司(「威倫」)全部已發行股本。威倫擁有群龍投資有限公司(「群龍」)已發行股本約98.92%，而群龍則擁有China Strategic (B.V.I.) Limited(「CSBVI」)全部已發行股本。CSBVI擁有China Enterprises Limited(「CEL」)55.22%之實際股權。CEL擁有Million Good Limited(「Million Good」)全部已發行股本。陳博士、Chinaview、Galaxyway、德祥、ITC Investment及Leaptop被視為擁有Asia Will持有之永安已發行股本中11,406,000股股份之權益。陳博士、Chinaview、Galaxyway、德祥、ITC Investment、Mankar、其威、錦興、HMBVI、Powervote、威倫、群龍、CSBVI及CEL被視為擁有Million Good所持有之永安已發行股本中124,334,481股股份之權益。陳博士、Chinaview、Galaxyway、德祥、ITC Investment、Mankar、其威、錦興、HMBVI、Powervote、威倫、群龍及CSBVI被視為擁有CEL所持有之379,746,835股永安相關股份之權益。

(b) 於永安購股權之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有永安購股權數目	每股行使價 港元	佔永安已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,000,000	0.728	0.66%
呂先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,600,000	0.728	0.75%
郭嘉立先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%

除上文所披露者外，於最後實際可行日期，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定記錄於本公司須存置之登記冊內之權益或淡倉：

(a) 於股份及相關股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目(本公司非上市股本衍生工具)	佔本公司已發行股本概約百分比
伍婉蘭女士(附註)	好倉	配偶權益	169,979,504	–	67.23%
	好倉	配偶權益	–	11,304,682	4.47%
	好倉	配偶權益	1,627,697	–	0.64%
	好倉	配偶權益	–	315,756	0.12%

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
陳博士（附註）	好倉	受控公司之權益	169,979,504	–	67.23%
	好倉	受控公司之權益	–	11,304,682	4.47%
	好倉	實益擁有人	1,627,697	–	0.64%
	好倉	實益擁有人	–	315,756	0.12%
Chinaview（附註）	好倉	受控公司之權益	169,979,504	–	67.23%
	好倉	受控公司之權益	–	11,304,682	4.47%
Galaxyway（附註）	好倉	受控公司之權益	169,979,504	–	67.23%
	好倉	受控公司之權益	–	11,304,682	4.47%
德祥（附註）	好倉	受控公司之權益	169,979,504	–	67.23%
	好倉	受控公司之權益	–	11,304,682	4.47%
ITC Investment（附註）	好倉	受控公司之權益	169,979,504	–	67.23%
	好倉	受控公司之權益	–	11,304,682	4.47%
Mankar（附註）	好倉	受控公司之權益	169,979,504	–	67.23%
	好倉	受控公司之權益	–	641,762	0.25%
其威（附註）	好倉	實益擁有人	169,979,504	–	67.23%
	好倉	實益擁有人	–	641,762	0.25%

附註：

Hollyfield Group Limited（「Hollyfield」）（為ITC Investment之全資附屬公司）擁有（就非上市股本衍生工具而言）10,662,920股本公司相關股份（「相關股份」）。其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥已發行普通股股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之169,979,504股股份及641,762股相關股份中擁有權益。ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於Hollyfield持有之10,662,920股相關股份中擁有權益。伍婉蘭女士亦被視為於陳博士持有之1,627,697股股份及315,756股相關股份中擁有權益。

德祥亦透過Hollyfield及其威持有面值分別為95,966,280港元及5,775,870港元之本公司可兑換債券(「錦興債券」)。於錦興債券按初步兑換價每股股份9.0港元獲悉數兑換後，合共10,662,920股股份及641,762股股份將分別發行予Hollyfield及其威。陳博士持有面值為2,841,810 港元之錦興債券。於錦興債券按初步兑換價每股股份9.0港元獲悉數兑換後，合共315,756 股股份將發行予陳博士。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方(董事除外)直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益：

附屬公司名稱	股東名稱／姓名	佔已發行股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

除上文所披露者外，董事並不知悉有任何一方(非董事)於最後實際可行日期於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之任何權益或淡倉，或直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益或擁有有關該等股份之任何購股權。

3. 訴訟

於最後實際可行日期，就董事所知，本公司或其任何附屬公司並無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

5. 董事於競爭業務中之權益

於最後實際可行日期，按上市規則第8.10條之規定董事於競爭業務中之權益披露如下：

董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
Yap博士	永安及其附屬公司	於香港從事物業投資及於中國(不包括香港及澳門)從事物業發展	執行董事
呂先生	永安及其附屬公司	於香港從事物業投資及於中國(不包括香港及澳門)從事物業發展	執行董事

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人士於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

6. 其他事項

(i) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(iii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港中環夏愨道12號美國銀行中心31樓。

(iv) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中、英文版本如有歧異，須以英文版本為準。


END